UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 15F


           CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                             Commission File Number: 333-1-276-2


                    Royal & Sun Alliance Insurance Group plc
             (Exact name of registrant as specified in its charter)


                         9th Floor, One Plantation Place
                               30 Fenchurch Street
                                 London EC3M 3BD
                                  Great Britain
                               44 (0) 20 7111 700
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                 Ordinary shares, nominal value 27.5p per share
            (Title of each class of securities covered by this Form)


Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

       Rule 12h-6(a)           [ ]            Rule 12h-6(d)              [ ]
  (for equity securities)              (for successor registrants)

       Rule 12h-6(c)           [ ]            Rule 12h-6(i)              [X]
   (for debt securities)                (for prior Form 15 filers)

                                     PART I

Item 1.  Exchange Act Reporting History

               Not Applicable.

Item 2.  Recent United States Market Activity

               Not Applicable.

Item 3.  Foreign Listing and Primary Trading Market

          A. The primary trading market for Royal & Sun Alliance Insurance Group plc's (the "Company") ordinary shares, nominal value 27.5 pence per share (the "Shares"), is the London Stock Exchange (the "LSE").

          B. The date of the initial listing of the Shares on the LSE is 3 July 1989. The Company has maintained a listing of its Shares on the LSE for at least the 12 months preceding the date hereof.

          C. For the recent 12 month period from 31 August 2006 to 31 August 2007, at least 99 % of the trading volume in the Shares occurred in the United Kingdom on the LSE.

Item 4. Comparative Trading Volume Data

          A. The first and last day of the recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) are 31 August 2006 and 31 August 2007.

          B. For the recent 12-month period referenced above in Item 4.A., the average daily trading volume of the Shares in the United States and on a worldwide basis was 86,907 and 15,713,343, respectively.

          C. For the recent 12-month period referenced above in Item 4.A., the average daily trading volume of the Shares in the United States as a percentage of the average daily trading volume on a worldwide basis was 0.55%.

          D. The Company terminated its American Depositary Receipt program (the "ADR Program") on 30 October 2006 in respect of its American Depositary Shares (as evidenced by American Depositary Receipts), each representing five Shares, and delisted the American Depositary Shares and the Shares underlying the American Depositary Shares from the New York Stock Exchange on October 30, 2006. The remainder of the information required by Item 4.D of Form 15F is not applicable. The Company is filing Form 15F pursuant to Rule 12h-6(i).

          E. The Company terminated the ADR Program on 30 October 2006. The remainder of the information required by Item 4.E of Form 15F is not applicable. The Company is filing this Form 15F pursuant to Rule 12h-6(i).

          F. The source of the trading volume information used for determining whether the Company meets the requirements of Rule 12h-6 is Merrill Lynch, which obtained the required information from Bloomberg.

Item 5.  Alternative Record Holder Information

              Not Applicable.

Item 6.  Debt Securities

              Not Applicable.

Item 7.  Notice Requirement

              Not Applicable.

Item 8.  Prior Form 15 Filers

          A. The Company filed a Form 15 on 21 December 2006 to suspend its reporting obligations with respect to the Shares pursuant to Rule 12g-4(a)(2)(i) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company also filed a Form 15 on 8 January 2007 to inform the Commission under Rule 15d-6 that the Company's duty to file reports pursuant to Section 15(d) of the Exchange Act was suspended.

          B. Items 3 and 4 of this Form 15F are incorporated herein by reference.

          C. Not Applicable.

                                     PART II

Item 9.  Rule 12g3-2(b) Exemption

     The information required under Rule 12g3-2(b)(1)(iii) is available on the Company's website at http://www.royalsun.com.

                                    PART III

Item 10. Exhibits

               None.

Item 11. Undertakings

     The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

     (1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

     (2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

     (3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

     Signature

     Pursuant to the requirements of the Securities Exchange Act of 1934, Royal & Sun Alliance Insurance Group plc has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Royal & Sun Alliance Insurance Group plc certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Date:  27 September 2007

                                             By: /s/ George Culmer
                                                --------------------------------
                                                Name:   George Culmer
                                                Title:  Chief Financial Officer